

Nydia Shipman · 3rd

Co-Founder & CCO at The Worthy Company

Weston, Connecticut, United States · **Contact info**

500+ connections

Worthy Foods

Saint John's University School of Law

Experience

Co Founder
Worthy Foods · Full-time
Mar 2015 – Present · 6 yrs 10 mos
Weston, Connecticut

At The Worthy Company, we are on a mission to Nourish the Goodness in All of Us by making iteasier for everyone to eat more plants - deliciously and conveniently - and avoid animal products. Our category creating Worthy Bowls are the first plant-based, all-in-one snack made for on the go,and accessible for all.

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Owner/Designer
Nydia Charles, Inc
2009 – 2012 · 3 yrs

In House Counsel
Tower Life Insurance Company
2005 – 2008 · 3 yrs

Associate Attorney
Wilson Elser
2003 – 2005 · 2 yrs

Education

Saint John's University School of Law
JD
2000 – 2003
Activities and Societies: Editor - International Law Review

Fordham University
BA, English Lit
1996 – 2000

Miss Porter's School
HS
1994 – 1996

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